Exhibit 10.25

AMENDMENT TO OFFER LETTER DATED OCTOBER 4, 1999

This Amendment to the Offer Letter dated October 4, 1999 (the “Amendment”) is made and entered into as of June 20, 2002, by and between Openwave Systems Inc., a Delaware corporation (the “Company”), and Michael Mulica, an Illinois resident (the “Executive”).

This Amendment is intended to provide Executive with the compensation and benefits described herein in the event of the termination of Executive’s employment by the Company without Cause (other than by reason of Executive’s Disability) (a “Termination”), or the termination by the Company of Executive’s service as an officer of the Company (a “Demotion”). The term “Disability” shall mean that Executive has been unable to perform his Company duties as the result of his incapacity due to physical or mental illness or injury, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by Executive or Executive’s legal representative and acceptable to the Company or its insurers (such agreement as to acceptability not to be unreasonably withheld). The term “Cause” shall have the same meaning as in the Offer Letter dated October 4, 1999 (“Offer Letter”).

RECITALS

A.    The Company and Executive wish to amend the Offer Letter as set forth below and agree that all other provisions of the Offer Letter that are not modified by this Amendment or were otherwise previously modified by Executive and the Company shall remain in full force and effect.

B.    This Amendment shall supersede any other policy, plan, program or arrangement, including, without limitation, a contract between Executive and any entity, relating to compensation and benefits payable by the Company to Executive in the event of Termination or Demotion, except as provided in Section 1.2 of the Amendment.

TERMS AND CONDITIONS

In consideration for the promises set forth below, the Company and the Executive hereby agree as follows:

1.	Benefits. The provisions of this Section 1 shall exclusively govern Executive’s rights upon Termination or Demotion.

1.1.	Subject to Executive’s continued compliance with each and every provision set forth in Section 3, in the event of Executive’s Termination or Demotion, the Executive shall be entitled to the following:

a.	An amount equal to Executive’s Base Salary at the monthly rate in effect during the last regularly scheduled payroll period at the time of

Executive’s Termination or Demotion (the “Monthly Base Salary”), for a period of nine months (the “Initial Nine Month Period”) payable in semi-monthly installments through the Company’s payroll system;

b.
Provided that the Initial Nine Month Period commences prior to October 31, 2002, an amount equal to twenty-five (25%) of the Executive’s Monthly Base Salary for the period from the end of the Initial Nine Month Period until July 31, 2003 (the “Subsequent Period”).

c.
One hundred (100%) of Executive’s Variable Pay Target Bonus, as in effect during the fiscal year in which Executive’s Termination or Demotion occurs, only for the Initial Nine Month Period (and not for the Subsequent Period, if any), payable on or within five business days after the date that is nine months after Executive’s Termination or Demotion;

c.
Continued coverage for Executive and his family under the Company’s health benefit plans to the extent provided by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) at the same cost to Executive as is in effect for coverage under such health benefit plans immediately prior to Executive’s Termination or Demotion for the nine month period following such Termination or Demotion (the “Covered Period”); and

d.
Continued vesting and exercisability during the Initial Nine Month Period and the Subsequent Period, if any, of outstanding options to purchase shares of the Company’s common stock granted to Executive (the “Options”), with all Options continuing to be exercisable by Executive for three months following the last day of vesting of the Options (which vesting shall terminate on (i) July 31, 2003 if the Termination or Demotion occurs prior to October 31, 2002, (ii) nine months after Termination or Demotion if the Termination or Demotion occurs on or after October 31, 2002, or (iii) earlier under certain circumstances as provided herein).

1.2
Coordination with Other Severance Benefits.    In accordance with Subsection 3(f) of that certain Change of Control Severance Agreement effective as of October 12, 2001 between the Executive and the Company (the “Change of Control Agreement), if Executive is entitled to cash payments, accelerated vesting of stock options or restricted stock grants, or any other benefits from the Company under this Amendment in connection with his Termination or Demotion, then the benefits to be paid to Executive, if any, under the Change of Control Agreement shall be reduced by the benefits received by Executive under this Amendment.

2.
Limitation on Severance Payments.    In the event that the severance payments and other benefits provided for in this Amendment or otherwise payable or provided to the Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Section 2 would be subject to the excise tax imposed by Section 4999 of the Code or any similar or successor provision thereto

(the “Excise Tax”), then the Executive’s severance payments and benefits provided for hereunder shall be either (i) delivered in full pursuant to the terms of this Amendment or (ii) delivered as to such lesser extent which would result in no portion of such severance payments and other benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Executive, on an after-tax basis, of the greatest amount of severance payments and benefits provided for hereunder, notwithstanding that all or some portion of such severance payments and benefits may be subject to the Excise Tax. Unless the Company and the Executive otherwise agree in writing, any determination required under this Section 2 shall be made by the Company’s accountants prior to a “change in ownership or control” (as such terms are defined in Section 280G of the Code), whose determination shall be conclusive and binding upon the Executive and the Company for all purposes.

3.	Non-Competition; Consulting Services.

3.1
As Senior Vice President, Office of Customer Operations, Wordwide Sales, Executive has acquired and will continue to acquire knowledge of sensitive and confidential information relating to product development road maps, marketing plans, competitive plans and pricing strategies and trade secrets (the “Confidential Information”). Were Executive to directly or indirectly be engaged in any business in Competition (as hereinafter defined) with the Company or its subsidiaries, Executive acknowledges that the Confidential Information which the Company has provided and will provide to Executive could readily be used by Executive and provide the Executive and competing business with a significant advantage in competing against the Company or its subsidiaries. As a condition to being entitled to any of the benefits described in Section 1, for a period of nine months following the date of Termination or Demotion, Executive agrees that, without the prior written consent of the Company, Executive will not, directly or indirectly, either as principal, manager, agent, consultant, officer, stockholder, partner, investor, lender or employee or in any other capacity, carry on, be engaged in or have any financial interest in (other than an ownership position of less than 1 percent in any company whose shares are publicly traded), any business, which is in Competition with the existing business of the Company or its subsidiaries (“Competitive Activity”).

3.2
For purposes of this Section 3, a business shall be deemed to be in “Competition” with the Company or its subsidiaries if it is engaged in or has taken concrete steps toward engaging in the business of providing (A) software that enables Internet connectivity or enables or provides data services on mobile devices (such as messaging and location) to communication service providers or enterprise customers, or (B) messaging software to communication service providers, Internet service providers or enterprise customers, either as carried on or being developed by the Company or its affiliates as of the date of Executive’s Termination or Demotion, in all cities, counties, states and countries in which the business of the Company or its affiliates is then being conducted or its products are being sold.

3.3
The Company and Executive agree that if during the Non-competition Period, Executive engages in Competitive Activity, such Competitive Activity shall inevitably result in the disclosure of the Company’s Confidential Information. Non-competition Period shall mean the period ending at the later of: (a) nine months following the date of Executive’s Termination or Demotion; or (b) the end of the Subsequent Period if the Initial Nine Month Period commences prior to October 31, 2003.

3.4
In the event of Executive’s Demotion, then Executive’s employment with the Company must remain his primary employment as defined under applicable law during the Initial Nine Month Period and Subsequent Period, if any, as a condition to being entitled to any of the benefits described in Section 1. . The Company and Executive agree that if Executive’s level of service is less than full time (i.e., at least forty hours per week), Executive shall only be entitled to welfare benefits as provided in Section 1.1(c) of this Amendment and further vesting of Options.

3.5
Specific Performance.    Executive and the Company agree that the covenants in Section 3 are reasonable covenants under the circumstances, and further agree that if in the opinion of any court of competent jurisdiction such restraints are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of this covenant as to the court shall appear not reasonable and to enforce the remainder of the covenant as so amended. Executive agrees that any breach of the covenants contained in Section 3.1 would irreparably injure the Company. Accordingly, Executive agrees the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 3 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, the Company may, without posting any bond, in addition to pursuing any other remedies it may have in law or in equity, obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available against Executive from any court having jurisdiction over the matter, restraining any further violation of this Amendment by Executive. In addition, in the event that Executive does not comply with all of his obligations set forth under this Section 3, the Company may also cease making any payments otherwise required by this Amendment and all Options shall automatically cease any further vesting.

4.	Successors.

4.1
Company’s Successors.    Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Amendment and agree expressly to perform the obligations under this Amendment in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Amendment, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 4.1 or which becomes bound by the terms of this Amendment by operation of law or otherwise.

4.2
Executive’s Successors.    The terms of this Amendment and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

5.	Notice. Notices and all other communications contemplated by this Amendment shall be in writing and shall be deemed to have been duly given either (i) when personally delivered or sent by facsimile or (ii) five (5) days after being mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of Executive, mailed notices shall be addressed to him at the home address or facsimile number which he most recently communicated to the Company in writing. In the case of the Company, mailed notices or notices sent by facsimile shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel or Chief Operating Officer.

6.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Illinois.

7.
Entire Agreement; Term.    The Offer Letter, this Amendment and the Change of Control Agreement contain the entire understanding of the parties with respect to the Executive’s Termination or Demotion. This Amendment may not be altered, modified, or amended except by written instrument signed by the parties hereto. If not otherwise extended in a signed writing by Executive and the Company prior to its expiration, this Amendment shall automatically expire on the second anniversary of the day and year first above written.

8.
Waiver.    If either party should waive any breach of any provision of this Amendment, they shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Amendment.

9.
Severability.    The parties intend that the covenants and agreements contained in the provisions of this Amendment shall be deemed to be a series of separate covenants and agreements. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included in the provisions of this Amendment, then such unenforceable covenants shall be deemed eliminated from the provisions of this Amendment for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. If any one or more of the covenants contained in this Amendment is for any reason held to be excessively broad as to duration, geographical scope, activity or subject, it will be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it then appears.

10.
Withholding Taxes.    The Company may withhold from any amounts payable under this Amendment such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

11.
Right to Continued Employment.    Nothing in this Amendment shall confer upon Executive any right to continue in the service of the Company for any specific duration or interfere with or otherwise restrict in any way the right of the Company or Executive to terminate his service at any time and for any reason, with or without cause. The Company and Executive acknowledge that Executive’s employment is and shall continue to be at-will, as defined under applicable law.

12.
Facsimile; Counterparts.    This Amendment may be executed and delivered by facsimile and in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment effective as of the day and year first above written.

OPENWAVE SYSTEMS INC.

By:

  Name:
  Title:

EXECUTIVE:

Michael Mulica